EDGAR C-AR FILING

4/28/24

0001941217-23-000003

- **Success to 2023.** Close to $.5M in sales

- **Incentive programs launched 2023.** MOU with the head of education for Santa Clara County for Educator Housing attracting incentives to pay homeowners to build SYMBIHOM's ADU with the agreement to provide moderate rental housing to educators for 20 years.

- **Construction approvals 2023.** Permitted projects in Burlingame, Daly City, Santa Clara and Monte Sereno CA

- **Targeted marketing 2023.** Realtors Associations presentations in San Jose, Los Gatos, Los Altos.

- **Engagement 2023.** Social Media presence remains modest; conducted open houses at finished ADU's staged with furniture in Burlingame and Santa Clara.

- **Financial progress 2023.** $.5M in Sales

- **Scaling up 2023.** Growth was modest. Doubled sales and installations.

- **Funds were used for Operations Overhead Costs 2023.** .

SUBMITTED BY:

   04/28/24

REBECCA E. MÖLLER
CEO
SYMBIHOM LLC